EXHIBIT 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the year ended December 31, 2020

(in US dollars)

February 18, 2021

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2020 and up to and including February 18, 2021.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2020 were $2.79 billion, a decrease of 9% versus the prior year (9% in local currency). The decrease was primarily attributable to lower transactional activity due to the impact of the COVID-19 pandemic (see “Impact of COVID-19 pandemic and 2021 outlook” below). Our recurring Outsourcing & Advisory and Investment Management revenue streams were largely resilient. Recent acquisitions positively impacted our Outsourcing & Advisory and Capital Markets revenues. Diluted net earnings per common share were $1.22 relative to $2.57 in the prior year with the decrease primarily attributable to (i) higher amortization expense and contingent consideration expense, both related to recent acquisitions, (ii) higher non-controlling interest with greater proportion of earnings coming from non-wholly owned Investment Management and Outsourcing & Advisory businesses and (iii) an increase in diluted share count related to an offering of 4% Convertible Senior Subordinated Notes due 2025 (the “Convertible Notes”) in May 2020. Adjusted earnings per share, which exclude restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $4.18, down 10% from $4.67 in the prior year. Adjusted earnings per share and GAAP net earnings per share for the year ended December 31, 2020 would have been approximately $0.04 lower excluding the impact of changes in foreign exchange rates.

On May 19, 2020, we completed an offering of 4% Convertible Senior Subordinated Notes due 2025 for $223.8 million in net proceeds.

On May 29, 2020, we acquired a controlling interest in four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC. Dougherty’s mortgage banking operations have rebranded as “Colliers Mortgage” which provides specialty debt financing through its relationships with US government agencies while all brokerage, investment banking, capital markets and public finance services are carried on through newly branded “Colliers Securities” which is licensed under the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (“FINRA”).

On July 13, 2020, we acquired a controlling interest in Maser Consulting P.A. (“Maser”), a leading multi-disciplinary engineering design and consulting firm in the U.S. This operation will be rebranded as “Colliers Engineering & Design Services” in the first half of 2021.

In 2020, we also completed the acquisitions of our Colliers International affiliates in Austin, Texas and Nashville, Tennessee.

In the second quarter of 2020, the Company renamed its Sales Brokerage service line to Capital Markets, which includes sales brokerage, mortgage origination and mortgage investment banking revenues. In addition, the Company added mortgage loan servicing under its Outsourcing & Advisory revenues. With the closing of the Maser Consulting acquisition in July 2020, the Company added engineering and design services to its Outsourcing & Advisory service line.

For both the three month and twelve month ended December 31, 2020 periods, local currency revenue declines were primarily attributable to reduced transactional Leasing activity due to the pandemic.

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Change	Change	December 31		Change	Change
(LC = local currency)	2020	2019	in US$ %	in LC%	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$377,191	331,152	14%	12%	$1,226,877	1,148,915	7%	7%
Investment Management	43,676	44,722	-2%	-3%	172,594	174,588	-1%	-1%
Leasing	215,516	292,489	-26%	-29%	686,482	946,399	-27%	-28%
Capital Markets	277,333	259,925	7%	4%	700,904	775,909	-10%	-10%
Total revenues	$913,716	928,288	-2%	-4%	$2,786,857	3,045,811	-9%	-9%

Results of operations – year ended December 31, 2020

For the year ended December 31, 2020, revenues were $2.79 billion, 9% lower compared to the 2019 (9% in local currency). Acquisitions contributed 7% to local currency revenue growth while internally generated revenues were down 16% with the impact of the COVID-19 pandemic beginning in March 2020.

Operating earnings were $164.6 million in 2020 versus $218.2 million in 2019. The operating earnings margin was 5.9% versus 7.2% in the prior year. The decline in operating earnings margin is attributable to lower transactional revenues and fair value adjustments related to contingent considerations, partially offset by (i) the impact of higher-margin acquisitions of Colliers Mortgage and Maser as well as (ii) cost savings implemented to adjust costs to expected revenues in light of the pandemic. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $361.4 million, up 1% versus $359.5 million in the prior year. Adjusted EBITDA margin increased by 120 basis points to 13.0% as compared to 11.8% in 2019.

Depreciation expense was $39.3 million relative to $33.4 million in 2019, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $86.6 million relative to $61.3 million in 2019, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions, including those of Colliers Mortgage and Maser.

Net interest expense was $30.9 million, up from $29.5 million in the prior year and included the incremental interest from our Convertible Notes offering in May 2020. The average interest rate on our debt during the period was 3.0%, versus 3.8% in the prior year with the decline attributable to a decline in floating reference rates.

Consolidated income tax expense was $42.0 million relative to $53.0 million in 2019, reflecting effective tax rates of 31% and 28%, respectively. The tax rate in 2020 was impacted by (i) the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively and (ii) a change in valuation allowance of $5.2 million related to certain operations.

Net earnings were $94.5 million, compared to $137.6 million in the prior year.

Revenues in the Americas region totalled $1.63 billion for the full year compared to $1.69 billion in the prior year, down 4% (3% in local currency). The decline was primarily attributable to lower Leasing activity due to the pandemic, which was partly offset by contributions from recent acquisitions. Internally generated Outsourcing & Advisory revenues were flat versus prior year. Adjusted EBITDA was $180.4 million, up 19% from $151.3 million in the prior year and included the impact of (i) recent acquisitions of Colliers Mortgage and Colliers Engineering & Design and (ii) measures implemented to manage operating costs as a result of the pandemic. GAAP operating earnings were $121.4 million, versus $103.7 million in 2019.

EMEA region revenues totalled $516.5 million for the year compared to $636.5 million in the prior year, down 19% (20% in local currency) on lower activity attributable to the pandemic across all service lines. Foreign exchange tailwinds positively impacted revenue growth by 1%. Adjusted EBITDA was $45.9 million, versus $80.3 million in the prior year. GAAP operating earnings were $8.3 million as compared to $48.5 million in 2019.

Asia Pacific region revenues totalled $470.6 million for the year compared to $542.6 million in the prior year, down 13% (15% in local currency) primarily on lower Leasing and Capital Markets activity due to the pandemic, partially offset by a small increase in Outsourcing & Advisory revenues. Foreign exchange tailwinds positively impacted revenue growth by 2%. Adjusted EBITDA was $66.3 million, versus $76.2 million in the prior year. GAAP operating earnings were $45.2 million, versus $67.1 million in the prior year.

Investment Management revenues were $172.6 million compared to $174.6 million in the prior year, down 1% (1% in local currency). Pass-through revenue from historical carried interest represented $4.2 million in the current year versus $19.2 million in the prior year. Excluding the impact of pass-through revenue, revenues were up 8% (8% in local currency) and were positively impacted by strong fundraising in closed end funds and growth in open-end funds. Adjusted EBITDA was $69.5 million relative to $61.9 million in the prior year. GAAP operating earnings were $40.7 million, versus $35.0 million in 2019. Assets under management were $39.5 billion at December 31, 2020, up 9% from $36.2 billion at September 30, 2020 and up 20% from $32.9 billion at December 31, 2019.

Unallocated global corporate costs as reported in Adjusted EBITDA were $0.7 million in 2020, relative to $10.3 million in the prior year with the change attributable to lower compensation and variable expenses. The corporate GAAP operating loss was $51.1 million, relative to $36.2 million in 2019 attributable to an increase in the fair value of contingent acquisition consideration based on strong operating performance of recently acquired businesses.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2020	2019	2018	2017	2016

Operations
Revenues	$2,786,857	$3,045,811	$2,825,427	$2,435,200	$1,896,724
Operating earnings	164,578	218,197	201,398	167,376	146,173
Net earnings	94,489	137,585	128,574	94,074	91,571

Financial position
Total assets	$3,292,167	$2,892,714	$2,357,580	$1,507,560	$1,194,779
Long-term debt	479,895	611,404	672,123	249,893	262,498
Convertible Notes	223,957	-	-	-	-
Redeemable non-controlling interests	442,375	359,150	343,361	145,489	134,803
Shareholders' equity	586,109	517,299	391,973	303,014	212,513

Common share data
Net earnings (loss) per common share:
Basic
	1.23	2.60	2.49	1.32	1.76
Diluted
	1.22	2.57	2.45	1.31	1.75
Weighted average common shares
outstanding (thousands)
Basic	39,986	39,550	39,155	38,830	38,596
Diluted	40,179	39,981	39,795	39,308	38,868
Cash dividends per common share	$0.10	$0.10	$0.10	$0.10	$0.09

Other data
Adjusted EBITDA	$361,442	$359,476	$311,435	$242,823	$203,062
Adjusted EPS	4.18	4.67	4.09	3.16	2.44

New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 and as at December 31, 2017 has been restated. Data for 2016 and prior periods in the table above has not been restated.

Results of operations – fourth quarter ended December 31, 2020

Consolidated revenues for the fourth quarter declined 4% on a local currency basis to $913.7 million, driven by pandemic-related declines primarily in Leasing activity. Consolidated internal revenues measured in local currencies were down 15%, while acquisitions contributed 11% to revenue growth. Operating earnings for the fourth quarter ended December 31, 2020 were $79.4 million, down 20% and adjusted EBITDA was $154.9 million, up 7%.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any further quarter.

Summary of quarterly results - years ended December 31, 2020, 2019 and 2018

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings per common share	0.11	(0.26)	0.52	0.80

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,198	48,175	99,428
Net earnings	5,463	35,575	28,672	67,877
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Year ended December 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883
Operating earnings	15,745	45,569	41,956	98,128
Net earnings	8,541	28,804	25,382	65,847
Basic net earnings per common share	0.13	0.61	0.41	1.34
Diluted net earnings per common share	0.13	0.60	0.41	1.33

Other data
Adjusted EBITDA - 2020	$54,454	$59,962	$92,120	154,906
Adjusted EBITDA - 2019	43,571	87,323	84,262	$144,320
Adjusted EBITDA - 2018	36,140	69,427	72,665	133,203
Adjusted EPS - 2020	0.54	0.70	1.08	1.79
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
Adjusted EPS - 2018	0.45	0.95	0.92	1.77

Impact of COVID-19 pandemic and 2021 outlook

The COVID-19 pandemic resulted in a sharp reduction in Leasing and Capital Markets transaction activity beginning in March 2020 as governments around the world implemented lockdowns and other measures to contain the virus. The impact of the pandemic is expected to subside over the course of 2021, although the timing and extent remain uncertain. Transactional revenues are anticipated to rebound in the second half of the year, while Outsourcing & Advisory and Investment Management revenues are expected to remain resilient throughout the year. The outlook for the full year 2021 (relative to 2020), including the full year impact of acquisitions completed during 2020, is as follows:

Full Year 2021 Outlook
Revenue	+10% to +25%
Adjusted EBITDA	+10% to +25%

This outlook is based on the Company’s best available information as of the date of this MD&A and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors (see “Risks associated with COVID-19 pandemic” below).

During 2020, the Company took significant measures to maintain business continuity across all service lines, including steps to optimize the level of all critical functions across our business. Expenses incurred in connection with these adjustments are recorded as restructuring costs and were primarily severance related. The Company may take further cost management measures in future quarters.

The Company also received wage subsidies totalling $10.9 million during the fourth quarter ($34.8 million for the full year) from governments in several countries. These subsidies were recorded in earnings as an offset to employment costs. The Company may receive further government wage subsidies in future quarters.

As of December 31, 2020, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.0x (1.4x as of December 31, 2019), relative to a maximum of 3.5x permitted under its debt agreements. As of the same date, the Company had $777 million of unused credit under its committed revolving credit facility maturing in April 2024.

As a result of the changes in the current economic environment related to the pandemic, management has performed asset impairment testing across the Company’s reporting units. Management has concluded that no impairment loss is required to be recognized for the 2020 financial year. The testing considered a range of scenarios, but is subject to significant estimation uncertainty given the factors noted above. If there are future adverse developments, impairment losses may be required to be recognized.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Capital Markets operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

The Company generated cash flow from operating activities of $166.5 million for the year ended December 31, 2020, relative to $310.8 million in the prior year. Adjusting for the cash proceeds generated from the AR Facility as well as collections of the deferred purchase price related to AR Facility, net cash flow from operating activities in 2020 was $245.9 million relative to $213.9 million. The increase in cash flow is primarily attributable to a reduction of working capital in the business, primarily related to lower accounts receivable and lower accrued compensation. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the year ended December 31, 2020, capital expenditures were $40.4 million (2019 - $44.2 million). Capital expenditures for the year ending December 31, 2021 are expected to be $65-$75 million with the increase primarily attributable to investments in office space in major markets, some deferred investments from 2020 and are expected to be funded with cash on hand.

We distributed $35.7 million (2019 - $31.9 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities. The increase in distributions is largely attributable to the acquisition of Harrison Street completed in July 2018.

During 2020, we invested cash in acquisitions as follows: an aggregate of $205.6 million (net of cash acquired) in four new business acquisitions, $11.2 million in contingent consideration payments related to previously completed acquisitions, and $26.0 million in net acquisitions of redeemable non-controlling interests.

Net indebtedness as at December 31, 2020 was $323.3 million, versus $496.4 million at December 31, 2019, which excludes the Convertible Notes. Including the Convertible Notes, our net indebtedness as at December 31, 2020 would have been $547.2 million. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreements relating to our debt agreements as at December 31, 2020 and, based on our outlook for 2021, we expect to remain in compliance with these covenants.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

During 2019 and 2020, the Company acquired certain real estate assets in connection with the establishment of new Investment Management funds. The real estate assets, as well as corresponding liabilities, were transferred to the respective funds during 2020, without gain or loss, with no such assets or liabilities on the consolidated balance sheet as of December 31, 2020.

On April 27, 2020, we renewed and extended our structured accounts receivable facility (the “AR Facility”) with a third-party financial institution. The AR Facility has committed availability of $125,000 with a term of 364 days extending to April 26, 2021 and includes selected US and Canadian trade accounts receivable (the “Receivables”).

During 2020, we amended our Revolving Credit Facility to make certain amendments to increase the flexibility of our debt capital structure.

During 2020, we amended our Euro-denominated 2.23% senior unsecured notes due 2028 (the “Senior Notes”) to make certain amendments to increase the flexibility of our debt capital structure. These amendments were similar to the amendments made to our Revolving Credit Facility, which ranks equal in seniority to the Senior Notes.

On May 19, 2020, we completed an offering of 4% Convertible Senior Subordinated Notes due 2025 for $223.8 million in net proceeds. The Convertible Notes are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our existing debt agreements. The Convertible Notes are convertible into 3.97 million subordinate voting shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

The Company’s Board of Directors declared two semi-annual dividends of $0.05 per common share (being the Subordinate Voting Shares together with the Multiple Voting Shares) during 2020, unchanged from the prior year amounts per share. These dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. Total common share dividends paid by the Company during 2020 were $4.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $208.6 million as at December 31, 2020 (December 31, 2019 - $187.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The fair value of contingent consideration recorded on the consolidated balance sheet as at December 31, 2020 was $115.6 million (December 31, 2019 - $85.0 million). The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2020 was $17.6 million (December 31, 2019 - $23.0 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to December 2024. We estimate that approximately 85% of the contingent consideration outstanding as of December 31, 2020 will ultimately be paid.

The following table summarizes our contractual obligations as at December 31, 2020:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$477,465	$7,910	$526	$213,239	$255,790
Warehouse credit facilities	218,018	218,018
Convertible Notes	223,957	-	-	223,957
Interest on long-term debt
and Convertible Notes	102,663	21,224	41,965	26,164	13,310
Finance lease obligations	2,430	1,114	1,307	9	-
Contingent acquisition consideration	115,642	5,802	107,403	2,327	110
Operating leases obligations	511,625	97,081	154,616	102,798	157,130
Purchase commitments	33,312	18,076	7,252	3,080	4,904
Co-investment Commitments	14,345	14,345	-	-	-

Total contractual obligations	$1,699,457	$383,570	$313,069	$571,574	$431,244

At December 31, 2020, we had commercial commitments totaling $15.7 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional indemnity, general liability and US workers’ compensation programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional indemnity and $2.0 million with respect general liability. All limits are inclusive of commercial market self-insured retentions. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2020, the captive insurance company has reserves for unpaid claim liabilities of $7.6 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $415.1 million as of December 31, 2020 (December 31, 2019 - $333.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2020, the RNCI recorded on the balance sheet was $442.4 million (December 31, 2019 - $359.2 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2020 would be $0.81, and the accretion to adjusted EPS would be $0.39.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified seven critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

7.	Allowance for uncollectible accounts receivable. Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance as of December 31, 2020 would increase bad debt expense by $2.6 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2020	2019	2020	2019

Net earnings	$49,568	$67,877	$94,489	$137,585
Income tax	22,980	25,742	42,046	53,013
Other income, net	(1,427)	(868)	(2,906)	(1,853)
Interest expense, net	8,322	6,677	30,949	29,452
Operating earnings	79,443	99,428	164,578	218,197
Depreciation and amortization	38,795	25,382	125,906	94,664
Gains attributable to MSRs	(9,668)	-	(17,065)	-
Equity earnings from non-consolidated investments	1,468	-	2,919	-
Acquisition-related items	34,349	9,767	45,848	28,532
Restructuring costs	6,947	7,110	29,628	10,252
Stock-based compensation expense	3,572	2,633	9,628	7,831
Adjusted EBITDA	$154,906	$144,320	$361,442	$359,476

Adjusted EPS is defined as diluted net earnings per share as calculated under the If-Converted method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the year ended December 31, 2020, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2020	2019	2020	2019

Net earnings	$49,568	$67,877	$94,489	$137,585
Non-controlling interest share of earnings	(15,666)	(12,930)	(29,572)	(26,829)
Interest on Convertible Notes	2,300	-	5,673	-
Amortization of intangible assets	27,544	16,437	86,557	61,273
Gains attributable to MSRs	(9,668)	-	(17,065)	-
Acquisition-related items	34,349	9,767	45,848	28,532
Restructuring costs	6,947	7,110	29,628	10,252
Stock-based compensation expense	3,572	2,633	9,628	7,831
Income tax on adjustments	(15,115)	(7,493)	(35,350)	(22,232)
Non-controlling interest on adjustments	(4,257)	(2,769)	(11,479)	(9,868)
Adjusted net earnings	$79,574	$80,632	$178,357	$186,544

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2020	2019	2020	2019

Diluted net earnings per common share	$0.80	$1.20	$1.25	$2.57
Non-controlling interest redemption increment	0.01	0.17	0.37	0.20
Amortization expense, net of tax	0.35	0.25	1.23	0.93
Gains attributable to MSRs, net of tax	(0.09)	-	(0.22)	-
Acquisition-related items	0.53	0.19	0.82	0.58
Restructuring costs, net of tax	0.12	0.13	0.51	0.19
Stock-based compensation expense, net of tax	0.07	0.07	0.22	0.20
Adjusted EPS	$1.79	$2.01	$4.18	$4.67

Diluted weighted average shares for Adjusted EPS (thousands)	44,365	40,109	42,647	39,980

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the previous incurred loss approach and is expected to result in more timely recognition of credit losses.

The Company has adopted Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020 using the modified retrospective basis recording a cumulative catch-up adjustment to retained earnings. Following adoption of the standard, the Company’s methodology of reserving for Accounts receivable and other receivable-related financial assets, including contract assets has changed. See note 2 for details on the significant accounting policies related to receivables and allowance for doubtful accounts. The adoption of the standard has had the impact of accelerating the recognition of credit losses on certain receivables and the Company recognized a non-cash cumulative catch-up adjustment to retained earnings in the amount of $3.6 million, net of $0.8 million in taxes, on the opening consolidated balance sheet as of January 1, 2020.

Goodwill impairment testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company has adopted the standard effective January 1, 2020. Adoption of the ASU simplifies the goodwill impairment testing process for the Company without any direct impact on the financial statements.

Capitalization of implementation costs in relation to hosting arrangements

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements without any impact on the financial statements.

Recently issued accounting guidance, not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. With LIBOR ceasing at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective from the beginning of an interim period that includes the March 12, 2020 issuance date of the ASU through December 31, 2022. On March 25, 2020, the Alternative Reference Rates Committee (the “ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the New York Fed, reiterated the end of 2021 timeline for the phase out of LIBOR amid the uncertainty surrounding the COVID-19 pandemic. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. Hedge accounting is being applied to these interest rate swaps. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than (i) the payments which may be required to be made under the long term arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 19 to the Consolidated Financial Statements for a full description) and (ii) the AR Facility. As of December 31, 2020, the Company had drawn $115.9 million under the AR Facility. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a significant decrease to our borrowing costs.

Transactions with related parties

As at December 31, 2020, the Company had $3.4 million of loans receivable from non-controlling shareholders (December 31, 2019 - $3.4 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,863,742 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,190,125 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2020, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2020 to July 19, 2021. The Company is entitled to repurchase up to 3,000,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2020.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2020, our internal control over financial reporting was effective.

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spinoff, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Risks associated with COVID-19 pandemic

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. We expect that we will continue to be adversely impacted on a global basis in future periods, and we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the pandemic will depend largely on future developments, which are uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact. Furthermore, the impacts of a potential worsening of global macroeconomic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows, including following:

•	a reduction in commercial real estate transactions and decreases in expenditure at our clients and therefore a reduction in the demand for the services the Company provides;
•	a decrease in property values and vacancy rates, which could negatively impact Leasing and Capital Markets commissions;
•	liquidity challenges, including impacts related to delayed customer payments and payment defaults associated with customer liquidity issues and bankruptcies;
•	inability to access capital or financing at favorable terms due to possible adverse effect on our liquidity and financial position; and
•	the occurrence of asset impairment losses.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our recently acquired Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and Servicing Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;

•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse credit facilities could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk”, “Risks associated with the COVID-19 pandemic” , “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	The ability to protect against cybersecurity threats as well as to monitor new threats.
•	Changes in climate and environment-related policies that directly impact our businesses.

•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.